UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 520776 10 5

1.	Names of Reporting Persons Michael D. Marrs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0*

	6.	Shared Voting Power 0*

	7.	Sole Dispositive Power 177,028**

	8.	Shared Dispositive Power 187,936

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,964**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.3%

12.	Type of Reporting Person (See Instructions) IN

* Voting power granted to Dr. Ronald B. Port pursuant to irrevocable proxy.  Such power may revert to Mr. Marrs, with respect to shares held by trusts for which Mr. Marrs has or shares dispositive power as trustee or co-trustee of such trusts.  See “Item 4.  Ownership” for more information.

**  Information as of February 7, 2012.

CUSIP No. 520776 10 5

1.

Names of Reporting Persons
SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003 (“Trust A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 177,028**

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,028**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1%

12.	Type of Reporting Person (See Instructions) OO

*  Voting power granted to Dr. Ronald B. Port pursuant to irrevocable proxy.  Such power may revert to Michael D. Marrs, with respect to shares held by Trust A for which Mr. Marrs has dispositive power as trustee of Trust A.  See “Item 4.  Ownership” for more information.

**  Information as of February 7, 2012.

CUSIP No. 520776 10 5

Item 1(a).	Name of Issuer: Lawson Products, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1666 East Touhy Avenue Des Plaines, Illinois 60018

Item 2(a).

Name of Person Filing:
(1) Michael D. Marrs

(2) SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003 (“Trust A”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
(1) Michael D. Marrs – c/o Conybeare Law Office, P.C., 519 Main Street, St. Joseph, Michigan  49085

(2) Trust A – c/o Conybeare Law Office, P.C., 519 Main Street, St. Joseph, Michigan  49085

Item 2(c).	Citizenship or Place of Organization: See the responses to item 4 on the attached cover pages
Item 2(d).	Title of Class of Securities: Common Stock, par value $1.00 per share
Item 2(e).	CUSIP Number: 520776 10 5

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
Not Applicable.

CUSIP No. 520776 10 5

Item 4.	Ownership
(a) Amount beneficially owned: See the responses to item 9 on the attached cover pages
(b) Percent of class: See the responses to item 11 on the attached cover pages
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to item 5 on the attached cover pages
(ii) Shared power to vote or to direct the vote: See the responses to item 6 on the attached cover pages
(iii) Sole power to dispose or to direct the disposition of: See the responses to item 7 on the attached cover pages
(iv) Shared power to dispose or to direct the disposition of: See the responses to item 8 on the attached cover pages

As of February 7, 2012, the Roberta P. Washlow Exempt Trust u/a Sidney L. Port 2001 Descendants Trust dated December 31, 2001 (the “Exempt Trust”), owns 187,936 shares of Lawson Products, Inc. (“Lawson”) Common Stock.  For purposes of rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Lawson Common Stock beneficially owned by the Exempt Trust may be deemed to be beneficially owned by Michael D. Marrs as Co-Trustee of the Exempt Trust.  Subject to the irrevocable proxy described below, Mr. Marrs shares voting and dispositive power with respect to the shares owned by the Exempt Trust.

As of February 7, 2012, SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003 (“Trust A”) beneficially owns 177,028 shares of Lawson Common Stock.  For purposes of rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Lawson Common Stock beneficially owned by Trust A may be deemed to be beneficially owned by Michael D. Marrs as sole Trustee of Trust A.  Subject to the irrevocable proxy described below, Mr. Marrs has sole voting and dispositive power with respect to the shares owned by Trust A.

Michael D. Marrs has granted an irrevocable proxy granting Dr. Ronald B. Port the right to vote (other than in connection with votes on mergers and certain other extraordinary corporate transactions) all shares of Lawson Common Stock Mr. Marrs beneficially owns or as to which he otherwise has voting control in his capacity as trustee of the Exempt Trust and Trust A, for the period beginning March 17, 2011 and ending on the first to occur of (i) June 11, 2012, (ii) the date of death of Dr. Port, (iii) the date that Dr. Port becomes permanently incapacitated (provided, that Dr. Port may not exercise any proxy at any time that he is temporarily incapacitated, in which case Mr. Marrs may vote the shares during such period of temporary incapacitation) and (iv) the date of a transfer of shares, by sale or otherwise, to a qualified transferee (as defined such irrevocable proxy), but only to the extent of the shares of Lawson Common Stock transferred.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

CUSIP No. 520776 10 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Michael D. Marrs
Name: Michael D. Marrs

SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

By:	/s/ Michael D. Marrs
	Name:	Michael D. Marrs
	Title:	Trustee

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Lawson Products, Inc.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 8, 2012	/s/ Michael D. Marrs
Name: Michael D. Marrs

Date: February 8, 2012

SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

	By:	/s/ Michael D. Marrs
		Name:	Michael D. Marrs
		Title:	Trustee